Gold Fields Limited (Incorporated in the Republic of South Africa) (Reg. No. 1968/004880/06) JSE, NYSE, DIFX Share Code: GFI ISIN Code: ZAE000018123 (“Gold Fields” or “Company”) DEALINGS IN SECURITIES In compliance with paragraphs 6.77 to 6.89 of the Listings Requirements of JSE Limited (the “Listings Requirements"), shareholders are advised that a non-executive director and Chair of Gold Fields (”Director”), Mr. JF MacKenzie, acquired Gold Fields Ordinary Shares on the open market. Details of the transaction is set out below: Name of Director JF MacKenzie Nature of transaction On market acquisition of Gold Fields’ ordinary shares Transaction date 23 June 2026 Class of security Ordinary Shares Number of securities 500 Price per security R549.97 Total value R274,985.00 Nature of interest Direct and Beneficial The necessary clearance to deal in the above securities has been obtained in terms of the Listings Requirements. 24 June 2026 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd